SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of    April   , 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

TABLE OF CONTENTS

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: April 25, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Announces Q1 Results

Oakville, Ontario, April 24, 2003 - Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces a Q1 profit of $3,094,697 or $0.18 per fully diluted share on revenue of $12,050,113. Compared to the same quarter last year, the Company had profit of $3,661,107 or $0.21 per share on revenue of $12,833,130.

“Despite some weather related challenges, I am pleased with the results we achieved in the quarter”, said John Bennett, Chairman and CEO of Bennett Environmental. “As outlined in our Q4 investor conference call on February 6th and again in a Bennett Update press release on March 7th, the early months of 2003 have seen some of the severest weather conditions on record for N.E. United States and Eastern Canada. The weather impacted our customers operations and caused approximately two weeks of production losses due to lack of soil and weather related slowdowns. Customer shipments were back up to speed by the end of January and the plant has operated flawlessly for a near record 35 consecutive days in the quarter. The engineering upgrades we made to the plant last year have significantly improved our efficiency and operating reliability.”

The Company’s investment of $1,526,398 this quarter in new plant and equipment at the Saint Ambroise treatment facility for the construction of a significantly larger soil storage building will help alleviate these weather related shipping problems, enhance the Company’s ability to service its customers and reduce the Company’s dependence on timely customer shipments. This new building will be operational by this summer.

Mr. Bennett added: “We are also pleased to announce that we have recently received purchase orders under the agreement we signed with a leading Fortune 500 electrical manufacturing company late last year. These first shipments that will be received starting in Q2, are the beginning of what is expected to be significant quantities of soil to be remediated under this 5-year agreement. In addition, bidding activity is at an all time high and we are currently receiving shipments from as far south as Florida, as far west as British Columbia as well as Eastern Canada and the N.E. United States.”

Permitting activities for the proposed new plant in Belledune, New Brunswick are proceeding well and in line with expectations. We are working co-operatively with the New Brunswick government and the citizens of Belledune and surrounding area and are currently in the process of complying with the requirements to obtain a construction permit expected in June.

The Company treated approximately 16,000 tonnes of contaminated soil in the quarter and expects to treat 85,000 tonnes this year. The Company reiterates that it is confident in achieving the previously stated financial guidance of Cdn. $70 - $75 million (U.S. $47 - $50 million) in revenue and Cdn. $1.20 - $1.30 (U.S. $0.80 - $0.87) in earnings per share. This represents a further 50% increase in sales revenue and a 70% increase in earnings over 2002 record levels.

Bennett Environmental Press Release	Page 1 of 6 PR 115 — 2003 04 24

For Immediate Release

Results of Operations

Bennett Environmental had a Q1 profit of $3,094,697 or $0.18 per fully diluted share versus a profit of $3,661,107 or $0.21 per share in the corresponding period last year. Revenues were $12,050,113 in the quarter versus $12,833,130 for Q1 2002.

The Company’s operating costs of $5,174,071 for the first quarter, were slightly lower than the $5,259,101 for the same period last year and reflect the reduced plant utilization in the quarter due to the weather impacted production delays. Administrative and business development costs of $1,789,325 for the quarter were comparable to the $1,761,049 incurred in Q1 2002. The Company incurred a $215,666 foreign exchange loss due to fluctuations in the value of the US dollar at the end of the quarter.

The Company’s cash position decreased in the quarter by $7,821,988, with cash on hand of $11,445,652 at March 31. Cash payments were made for prepaid expenses (eg. insurance) of $1,437,414, reductions in accounts payable of $2,226,669 and payment of income taxes of $4,126,755. However, cash balances are up by $5,110,204 from $6,335,448 at the end of the same period last year. Receivables balance of $14,593,295 is up from the $12,505,945 outstanding at the end of December 31, 2002 and reflects the higher level of sales activity late in the quarter versus Q4 2002 and timing differences between revenue recognition and invoice payment on the Company’s Saglek, Labrador contract with the Department of Defence. The Company’s net working capital position at March 31, 2003 increased to $20,771,294 from the net working capital position of $18,206,207 at December 31, 2002.

The weighted average number of shares outstanding for the quarter was 16,648,628 basic and 17,418,024 fully diluted. The Company had 3,844 shareholders as of the record date of April 7, 2003 for the Annual General Meeting, of which nearly 40% were from the United States. This represents a significant growth in the number of the Company’s shareholders, particularly among retail investors, from the nearly 1400 shareholders a year ago.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for a safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental Press Release	Page 2 of 6 PR 115 — 2003 04 24

For Immediate Release

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the company’s control. Discussions of the various factors that may affect future results are contained in the company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental Press Release	Page 3 of 6 PR 115 — 2003 04 24

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at March 31, 2003 with comparative figures
As at December 31, 2002

	March 31	December 31
	2003	2002

	(unaudited)

Assets
Current assets
Cash and cash equivalents	$11,445,652	$19,267,639
Accounts receivable	14,593,295	12,505,945
Work-in-progress	464,738	411,051
Prepaid expenses and other	2,614,627	1,177,214

	28,855,812	33,361,849
Investment	851,395	851,395
Property Plant and Equipment	15,348,631	14,263,408
Other assets	3,322,866	3,261,384
Goodwill	646,638	646,638

	$49,287,842	$52,384,674

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$5,751,427	$7,978,096
Income taxes payable	1,735,768	5,862,523
Current portion of long-term debt	597,323	1,315,023

	8,084,518	15,155,642
Future income tax liability	832,311	895,738
Deferred revenue	—	—
Long-term debt	1,283,742	829,434
Shareholders’ equity
Share capital	24,370,715	23,882,001
(Common shares outstanding 16,648,628 (March 31, 2002 — 15,887,461))
Retained Earnings (Deficit)	14,716,556	11,621,859

	39,087,271	35,503,860
	$49,287,842	$52,384,674

Bennett Environmental Press Release	Page 4 of 6 PR 115 — 2003 04 24

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
For the Three-Month Period Ended March 31, 2003 with comparative figures for the Three-Month Period Ended March 31, 2002

	March 31	March 31
	2003	2002

	(unaudited)	(unaudited)

Sales	$12,050,113	$12,833,130
Interest and other income	268,280	190,032

	12,318,393	13,023,162
Expenses
Operating costs	5,174,071	5,259,101
Administration and business development	1,789,325	1,761,049
Amortization	441,175	324,774
Foreign exchange	215,666	—
Interest expense	36,714	36,710

	7,656,951	7,381,634

Earnings before income taxes	4,661,442	5,641,528
Income tax expense (recovery)
Current	1,630,172	1,923,480
Future	(63,427)	56,941

	1,566,745	1,980,421
Net earnings	3,094,697	3,661,107
Retained Earnings (Deficit), beginning of period	11,621,859	(144,818)
Shares purchased in excess of assigned value	—	—
Retained Earnings, end of period	$14,716,556	$3,516,289

Basic earnings per share	$0.19	$0.23

Fully diluted earnings per share	$0.18	$0.21

Bennett Environmental Press Release	Page 5 of 6 PR 115 — 2003 04 24

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the Three-Month Period Ended March 31, 2003 with comparative figures for the Three-Month Period Ended March 31, 2002

	March 31	March 31
	2003	2002

	(unaudited)	(unaudited)

CASH PROVIDED BY (USED IN):
Operations
Net earnings	$3,094,697	$3,661,107
Items not involving cash
Amortization	441,175	324,774
Future income taxes	(63,427)	56,941
Deferred revenue	—	(165,933)

	3,472,445	3,876,889
Change in non-cash operating working capital
Decrease (Increase) in Accounts receivable	(2,087,350)	861,430
Decrease in Work-in-progress	(53,687)	495,816
Increase in Prepaid expenses and other	(1,437,414)	(859,099)
Decrease in Accounts payable and accrued liabilities	(2,226,669)	(1,370,133)
Increase (Decrease) in Income taxes payable	(4,126,755)	712,874

	(9,931,875)	(159,112)
Financing Activities
Repayments of long-term debt	(263,392)	(183,820)
Increase in long-term debt	—	—
Share capital, issued for cash	488,715	925,475
Repurchase of share capital	—	—

	225,323	741,655
Investing Activities
Investments	—	(440,000)
Purchase of capital assets	(1,526,398)	(477,695)
Increase in other assets	(61,482)	(246,367)

	(1,587,880)	(1,164,062)
Increase (Decrease) in cash and cash equivalents	(7,821,988)	3,295,368
Cash and cash equivalents, beginning of period	19,267,639	3,040,080

Cash and cash equivalents, end of period	$11,445,652	$6,335,448

Bennett Environmental Press Release	Page 6 of 6 PR 115 — 2003 04 24